Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 30, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Avenida Santa Cruz 315

Miraflores.-

Subject:	Material Event

Dear sirs:

We refer to the material event published on December 16, 2025, through which we informed the market about the execution of a share purchase agreement for the acquisition, by Holcim Ltd., of 99.99% of the shares representing the capital stock of Inversiones ASPI S.A. (holder of 50.01% of the capital stock of Cementos Pacasmayo S.A.A.), which was subject to certain conditions precedent (the “Transaction”).

In that sense, pursuant to the provisions of Article 30 of the Single Ordered Text of the Securities Market Law, approved by Supreme Decree No. 020-2023-EF (the “Law”) and the Regulation of Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 (the “Regulation”), we hereby communicate as a material event that, as reported to us by our shareholder Inversiones ASPI S.A., all conditions precedent for the closing of the aforementioned Transaction having been met, Holcim Ltd., a limited company incorporated under the laws of Switzerland, has today acquired 99.99% of the shares representing the capital stock of Inversiones ASPI S.A., which in turn is the holder of 50.01% of the capital stock of Cementos Pacasmayo S.A.A.

Additionally, we attach to this communication a press release published today regarding the aforementioned Transaction.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Stock Market Representative

Diego Roda Lynch

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HOLCIM SUCCESSFULLY COMPLETED THE ACQUISITION OF THE INDIRECT MAJORITY STAKE IN CEMENTOS PACASMAYO

●	The acquisition is a milestone in Holcim’s expansion in Latin America, bringing a complementary portfolio of construction materials to Peru.

●	Cementos Pacasmayo has a complementary portfolio of construction materials and solutions in Peru, reported net sales of 630 million dollars and an EBITDA margin of 24% in 2025.

●	Holcim expects the transaction to generate recurring (annualized) synergies of around 40 million USD by the third year for the Holcim Group, which implies that the transaction value represents an EBITDA multiple of 7.1x consolidated at the Holcim Group level; and increases the earnings per share of Holcim Ltd. from the first year of integration.

Lima, Perú – Holcim Ltd. finalized the acquisition of the indirect majority stake in Cementos Pacasmayo, a leading Peruvian producer of construction materials with reported net sales of 630 million dollars in 2025. The synergistic acquisition expands Holcim’s portfolio of construction materials and solutions in Peru and is expected to accelerate profitable growth in the Latin American region, in line with its NextGen Growth 2030 strategy.

“I give a warm welcome to the more than 2,000 employees of Cementos Pacasmayo to the Holcim family. Working together, we will build on the exceptional legacy of Cementos Pacasmayo in Peru, driven by a deep commitment to people and customers. This synergistic acquisition gives us a complementary and highly profitable portfolio of construction materials and solutions in Peru and is fully aligned with our NextGen Growth 2030 strategy to accelerate our growth in Latin America,”, stated Miljan Gutovic, CEO of Holcim Group.

Founded 68 years ago, Cementos Pacasmayo operates three cement plants with a combined capacity of around 5 million tons per year, as well as a total of 28 ready-mix concrete and precast plants. The company distributes through more than 300 retail stores that will complement Disensa, Holcim’s leading construction materials and solutions franchise network in Latin America. Likewise, the company has developed digital platforms to drive customer-centric services and administrative productivity.

“This milestone confirms the strength of a company that for almost seven decades has grown with discipline, ethics, and customer focus. Our essence and our commitment to people and the development of the country remain intact. We also want to express our deep gratitude to the Hochschild Group for the years of work, dedication, and trust that have been fundamental in the construction and consolidation of our company. We remain with the values that we learned from them. This new stage allows us to project our capabilities onto a larger scale, with the same long-term vision that has guided our history: we will always put people above everything,” said Humberto Nadal, CEO of Cementos Pacasmayo, who will continue in his role as CEO and will take over as Chairman of the Board of Directors of Cementos Pacasmayo

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Comunicado de prensa

Holcim expects the transaction to generate recurring (annualized) synergies of around 40 million USD by the third year for the Holcim Group, which implies that the transaction value represents an EBITDA multiple of 7.1x consolidated at the Holcim Group level; and increases the earnings per share of Holcim Ltd. and free cash flow from the first year of integration, and the return on invested capital in the third year.

Additionally, Cementos Pacasmayo will adopt the Holcim Group Code of Ethics.

Holcim Ltd. intends to initiate a mandatory tender offer process to acquire additional shares in Cementos Pacasmayo, in accordance with Peruvian laws.

About Holcim Group:

Holcim (HOLN) is the leader in sustainable construction, with net sales of CHF 16.3 billion in 2024, generating value across the entire construction environment, from infrastructure and industry to buildings and housing. Headquartered in Zug, Switzerland, Holcim has more than 45,000 employees in 43 strategic markets in Europe, Latin America, Asia, the Middle East, and Africa.

Holcim offers high-value integrated solutions in Construction Materials and Solutions, including everything from foundations and floors to roofs and walls, driven by premium brands such as ECOPact, ECOPlanet, ECOCycle®, and Elevate.

In Latin America, Holcim has a presence in Argentina, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Mexico, Nicaragua, Peru, and the French Antilles, and is the company behind some of the most trusted brands in the construction sector, such as Disensa, PASA, INDAR, Quimexur, Tensolite, Minerales y Agregados, Holcim Modular Solutions, Geocycle, Comacsa, Mixercon, Luren, Horcrisa, among others.

Learn more about Holcim at www.holcim.com and follow us on LinkedIn.

About Holcim Peru

Peru operates through three business units: Holcim (cement and concrete), Agregados (white cement and non-metallic aggregates), and Soluciones (mortars and precasts). With more than 900 employees, the company drives more efficient, sustainable construction centered on people, contributing to the country’s progress through high-performance products, innovation, and environmental commitment.

About Pacasmayo

Pacasmayo is a Peruvian company with 68 years of experience, dedicated to the production, commercialization, and distribution of cement and construction solutions. Its purpose, “Building Together the Future We Dream Of,” guides each of its actions. In line with its strategic focus, the company places the customer at the center of its business model, promoting initiatives that strengthen its contribution to the development and well-being of the country.

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